FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated August 5, 2004, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the second quarter ended July 3, 2004	13

DELHAIZE GROUP REPORTS SECOND QUARTER AND

FIRST HALF YEAR 2004 RESULTS

•	Strong Second Quarter Sales, Margins and Earnings:

•	Sales growth at identical exchange rates: +4.9%

•	+1.4% comparable store sales growth in the U.S. and +3.8% in Belgium

•	Operating margin increase from 4.1% to 4.9%

•	High margins push earnings before goodwill and exceptionals up by 21.4% to EUR 1.25 per share

•	Net earnings amount to EUR 81.9 million

•	Strong First Half Year Results:

•	Sales growth at identical exchange rates: 5.0%

•	Net earnings increase by 32.9%

•	Divestiture of the loss-making Thai operations

BRUSSELS, Belgium, August 5, 2004 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that in the second quarter of 2004, its net earnings amounted to EUR 81.9 million compared to EUR 9.3 million the previous year. Earnings before goodwill and exceptionals grew by 21.4% to EUR 1.25 per share (EUR 1.03 in 2003). Delhaize Group has also announced its decision to divest its loss-making subsidiary, Food Lion Thailand, through the sale and closure of its 26 stores.

“We are very pleased with our strong second quarter results,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Our successful commercial strategies resulted in continued strong sales momentum in the U.S. and Belgium. The operating margin in the U.S. and Belgium increased significantly thanks to the good sales and continued cost discipline. As a result, we are confident that we will achieve our goals for the year.”

2nd Q 2004	2nd Q 2003	Change	(in millions of EUR, except EPS)	1st H 2004	1st H 2003	Change
4,616.6	4,597.7	+0.4%	Sales	8,987.5	9,249.3	-2.8%
226.2	189.7	+19.3%	Operating profit	411.2	399.1	+3.0%
4.9%	4.1%	—	Operating margin	4.6%	4.3%	—
81.9	9.3	—	Net earnings	73.9	55.6	+32.9%
115.2	94.5	+22.0%	Earnings before goodwill and exceptionals	205.0	193.0	+6.2%
0.89	0.10	—	Net EPS (in EUR)	0.80	0.60	+32.4%
1.25	1.03	+21.4%	EPS before goodwill and exceptionals (in EUR)	2.22	2.10	+5.8%

The average exchange rate of the U.S. dollar against the euro decreased in Q2 2004 by 5.6% and in H1 2004 by 10.0% compared to last year.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Hans Michiels:	+ 32 2 412 83 30

SECOND QUARTER 2004 EARNINGS

In the second quarter of 2004, total sales increased by 0.4% to EUR 4.6 billion and were impacted by the weakening of the U.S. dollar by 5.6% against the euro. Sales growth at identical exchange rates was 4.9%, and organic sales growth was +3.4% due to:

•	the strong sales of the U.S. business, resulting in a comparable store sales growth of +1.4%; and

•	continued strong sales in Belgium, where comparable store sales grew by +3.8%.

Operating costs (excluding depreciation and amortization) improved from 18.1% to 17.7% of sales due to ongoing cost and expense discipline. The gross margin increased 20 basis points due to improved shrink control at Food Lion and a good sales mix, particularly in the U.S. and in Belgium.

The operating margin of Delhaize Group rose from 4.1% to 4.9%. Delhaize Group posted an operating profit of EUR 226.2 million, an increase of 19.3% compared to 2003. At identical exchange rates, operating profit would have increased by 25.4%.

Net earnings amounted to EUR 81.9 million due to the strong operational results. Financial income was positively influenced in the second quarter of 2004 by USD 5.6 million in pre-tax interest income related to a U.S. tax refund. Prior year net earnings were negatively impacted by an exceptional charge of EUR 51.8 million after tax related to a change in accounting principle.

Earnings before goodwill and exceptionals were EUR 1.25 per share, 21.4% higher than in the second quarter of 2003. At identical exchange rates, earnings per share before goodwill and exceptionals would have increased by 26.8%.

FIRST HALF 2004 EARNINGS

In the first half of 2004, total sales decreased to EUR 9.0 billion, or 2.8% compared to the first half of 2003 and were influenced by:

•	the weakening of the U.S. dollar by 10.0% against the euro;

•	the closing of 34 Kash n’ Karry stores in the first quarter of 2004.

•	the acquisition of 43 Harveys stores in the fourth quarter of 2003; and

•	the divestiture of Shop N Save in the fourth quarter of 2003.

At identical exchange rates sales would have grown by 5.0%. Organic sales growth amounted to +3.6% in the first half of 2004, on the strength of sales momentum in the U.S. and Belgium.

Operating profit increased by 3.0% to EUR 411.2 million. At identical exchange rates, operating profit would have increased by 12.5% in the first half of 2004.

Net earnings increased by 32.9% compared to the first half of 2003, primarily due to the continued strong sales and an increase in margins.

Earnings before goodwill amortization and exceptionals grew by 5.8% to EUR 2.22 per share in the first half of 2004. At identical exchange rates, earnings per share before goodwill and exceptionals would have grown by 14.1%.

BALANCE SHEET AND CASH FLOW ANALYSIS

Since the beginning of the year, Delhaize Group has generated EUR 241.6 million free cash flow (of which EUR 56.5 million in the second quarter). Capital expenditures remained stable versus prior year in the second quarter of 2004 at EUR 102.6 million. Capital spending will accelerate in the second half of the year.

In April 2004, Delhaize Group successfully issued a convertible bond for an amount of EUR 300 million. A part of its proceeds were used to decrease the euro-denominated short-term debt of the Company. Delhaize Group repaid EUR 166.2 million short-term debt in the second quarter of 2004.

Delhaize Group’s net debt amounted to EUR 2.9 billion at the end of the second quarter of 2004, a decrease of EUR 144.8 million compared to the end of 2003 despite a strengthening of the U.S. dollar by 3.9% between the two balance sheet measurement dates. At identical exchange rates, net debt would have decreased by EUR 231.3 million in the first six months of 2004. The net debt to equity ratio was reduced to 82.1% at the end of the second quarter of 2004 compared to 89.8% at the end of 2003 and 98.2% at the end of June 2003, continuing the positive trend in this measure.

GEOGRAPHICAL OVERVIEW

Second Quarter 2004		Sales			Operating Margin		Operating Profit
in millions		2nd Q 2004	2nd Q 2003	2004 /2003	2nd Q 2004	2nd Q 2003	2nd Q 2004	2nd Q 2003	2004 /2003
United States	USD	3,992.4	3,787.6	+5.4%	5.1%	4.3%	203.4	163.7	+24.3%
Belgium	EUR	965.3	911.9	+5.9%	6.1%	5.6%	59.3	51.0	+16.4%
Southern and Central Europe	EUR	304.5	303.2	+0.4%	1.8%	1.6%	5.6	4.9	+12.3%
Asia (1)	EUR	37.5	53.8	-30.2%	-3.5%	-2.0%	(1.3)	(1.1)	-24.3%
Corporate	EUR	—	—	N/A	N/A	N/A	(5.7)	(8.3)	+31.2%

Delhaize Group	EUR	4,616.6	4,597.7	+0.4%	4.9%	4.1%	226.2	189.7	+19.3%

(1)	“Asia” includes in both periods Delhaize Group’s operations in Thailand and Indonesia and in the second quarter of 2003 also the results of Shop N Save (Singapore) which was deconsolidated on October 1, 2003 due to its sale.

First Half 2004		Sales			Operating Margin		Operating Profit
in millions		1st H 2004	1st H 2003	2004 /2003	1st H 2004	1st H 2003	1st H 2004	1st H 2003	2004 /2003
United States	USD	7,866.1	7,478.3	+5.2%	4.9%	4.7%	385.8	354.0	+9.0%
Belgium	EUR	1,905.1	1,781.1	+7.0%	5.3%	4.9%	101.4	87.2	+16.2%
Southern and Central Europe	EUR	598.3	593.4	+0.8%	1.3%	1.3%	7.9	7.5	+4.4%
Asia (1)	EUR	75.1	106.7	-29.6%	-3.0%	-2.8%	(2.2)	(3.0)	+24.4%
Corporate	EUR	—	—	N/A	N/A	N/A	(10.1)	(13.1)	+23.0%

Delhaize Group	EUR	8,987.5	9,249.3	-2.8%	4.6%	4.3%	411.2	399.1	+3.0%

(1)	“Asia” includes in both periods Delhaize Group’s operations in Thailand and Indonesia and in the first half of 2003 also the results of Shop N Save (Singapore) which was deconsolidated on October 1, 2003 due to its sale.

•	In the second quarter of 2004, the contribution of the U.S. operations to the sales of Delhaize Group amounted to USD 4.0 billion, an increase of 5.4% over the second quarter of 2003 due to the rise of comparable store sales by 1.4% and the expansion of the store network to 1,493 stores. The sales trend remained strong in the second quarter at the four U.S. banners. The U.S. sales of Delhaize Group grew by 5.2% to USD 7.9 billion in the first six months of 2004 compared to the previous year, supported by the acquisition of Harveys in the fourth quarter of 2003 and despite the closing of 34 Kash n’ Karry stores in the first quarter of 2004.

In the second quarter of 2004, the operating profit of the U.S. operations increased by 24.3% to USD 203.4 million due to the continued sales growth and a significant increase of the operating margin to 5.1% compared to 4.3% the previous year. The margin increase was supported by ongoing initiatives in cost and expense reductions at Food Lion and Hannaford, better shrink control at Food Lion and a better sales mix throughout the organization. During the first half of 2004, operating profit in the U.S. grew by 9.0% to USD 385.8 million.

In May 2004, Food Lion successfully opened its first Bloom store, a new supermarket format focused on driving convenience to a level of distinction. Four more Bloom stores are planned to be opened in the fall of this year. Food Lion is also on track for a grand re-opening in the fall of 2004 in Charlotte, North Carolina. This second full market remodel is building on the continued success of the first full market remodel in Raleigh, North Carolina last year. Kash n’ Karry is in preparation for the launch of Sweetbay Supermarket in Naples and Ft. Myers, Florida in late 2004.

•	In the second quarter of 2004, sales of the Belgian operations grew by 5.9% to EUR 965.3 million due to the expansion of the sales network and comparable store sales growth of 3.8%. In June 2004, Delhaize Belgium successfully opened its first company-operated supermarket in the Grand-Duchy of Luxembourg. The ongoing strong comparable store sales growth was due to the continued success of Delhaize Belgium’s commercial strategy. The market share of Delhaize Belgium continued to grow in the second quarter of 2004, reinforcing its position as second largest Belgian food retailer. During the first half of 2004, sales at Delhaize Belgium grew by 7.0% to EUR 1.9 billion.

In the second quarter of 2004, while continuing to invest in its price competitiveness, Delhaize Belgium grew its operating margin to 6.1% (5.6% in 2003) due to the good sales momentum and disciplined cost management. The sales and margin increase resulted in an operating profit of EUR 59.3 million (EUR 51.0 million in 2003), while the operating profit rose 16.2% in the first half year to EUR 101.4 million.

In May 2004, Delhaize Group launched a new European private label brand of day-to-day products: the “365” brand. The new brand will offer quality basic products at prices in line with those of the hard discounters in our respective European markets. “365” was launched initially in Belgium, followed by Greece and the Czech Republic and is planned to be launched in Romania. The “365” brand packaging shows a common logo and displays up to eight languages. The “365” brand will replace the existing lines of generic and lowest-price products at Delhaize Group’s European operations.

•	In the second quarter of 2004, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 0.4% to EUR 304.5 million (+0.8% in the first half of 2004 to EUR 598.3 million). Sales in the Alfa-Beta supermarkets continued to grow, supported by a reinforced price position due to price reductions on approximately 2,300 products in the first half year. This good sales performance was partially offset by weaker sales at our “ENA” Greek cash and carry business, and at Mega Image in Romania because of increased competitive hypermarket openings.

The operating margin of the Southern and Central European operations evolved favorably due to an improved sales mix and effective cost management. The operating profit grew 12.3% to EUR 5.6 million in the second quarter of 2004 and 4.4% to EUR 7.9 million in the first half of 2004.

Delhaize Group has increased its shareholding in Mega Image from 70% to 100%. Mega Image operates 16 supermarkets in Romania; 14 of these are located in the capital, Bucharest. Delhaize Group has progressively increased its shareholding in Mega Image since it took an initial stake of 51% in 2000.

•	Sales of the Asian operations of Delhaize Group decreased to EUR 37.5 million compared to EUR 53.8 million in the second quarter of 2003 due to the deconsolidation of Shop N Save, Delhaize Group’s former Singaporean business, from October 1, 2003 and due to the depreciation of the Asian currencies against the euro. The operating loss of the Asian activities of Delhaize Group amounted to EUR -1.3 million in the second quarter and EUR -2.2 million in the first half of 2004.

In line with its strategy to focus the resources on markets where Delhaize Group has or can obtain a strong local presence, the Board of Directors of Delhaize Group decided, on August 4, 2004, to divest its loss-making Thai operations. Delhaize Group is in an advanced stage of negotiations on the possible sale of a significant number of stores. Any store not sold will be closed. As a result of this operation, Delhaize Group expects to record an exceptional charge between EUR 12 million and EUR 16 million after tax in the third quarter of 2004. In 2003, Food Lion Thailand contributed EUR 54.5 million to Delhaize Group’s sales and realized a net loss of EUR –10.5 million.

2004 FINANCIAL OUTLOOK

On the basis of its first half results and its expectations for the remainder of the year, Delhaize Group expects the following results at identical exchange rates (EUR 1 = USD 1.1312). The 2004 sales and profit growth of Delhaize Group will be negatively impacted by the inclusion of a 53rd sales week in the United States in 2003. Adjusting for this 53rd week of sales in 2003, the outlook below would be 1.5 percentage points higher for growth of sales and 6.5 percentage points higher for growth in earnings before goodwill and exceptionals at identical exchange rates.

•	In 2004, the sales network of Delhaize Group is expected to grow by approximately 14 stores to a total of 2,573 (including the impact of the 34 Kash n’ Karry store closings and the divestiture of Food Lion Thailand).

•	At identical exchange rates, it is expected that sales of Delhaize Group will grow in 2004 by 2.5% to 3.5%.

•	Comparable store sales growth of the U.S. business in 2004 is projected to be in the higher end of the previously announced range of 0.5% to 1.5%.

•	At identical exchange rates, Delhaize Group expects earnings before goodwill and exceptionals in 2004 to grow in mid single digits, including the impact of the divestiture of Food Lion Thailand.

•	At identical exchange rates, and including the first quarter exceptional charge related to Kash n’ Karry and the third quarter charge anticipated for Food Lion Thailand, the mid single digits growth of earnings before goodwill and exceptionals should yield net earnings growth that is higher than the growth of earnings before goodwill and exceptionals.

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of June 2004, Delhaize Group’s sales network consisted of 2,549 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Conference Call and Webcast

The Delhaize Group management will comment on the second quarter 2004 results during a conference call starting August 5, 2004 at 03.00 p.m. CET / 09:00 a.m. EDT. The meeting can be attended by calling + 44 20 7162 0197 (U.K.) or + 1 334 420 4951 (U.S.), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Number of Stores

	End of 2nd Q 2004		Change 2nd Q 2004	End of 1st Q 2004	End of 2004 Planned
United States	1,493		+9	1,484	1,515
Belgium	736	(1)	+6	730	753
Greece	125		+5	120	134
Czech Republic	96		+1	95	98
Slovakia	14		—	14	14
Romania	16		—	16	17
Indonesia	39		—	39	42

Subtotal	2,519		+21	2,498	2,573

Thailand	30		-6	36	0

TOTAL	2,549		+15	2,534	2,573

(1)	Including 24 stores in the Grand-Duchy of Luxembourg and 2 in Germany.

Income Statement

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
4,616.6	4,597.7	Sales	8,987.5	9,249.3
(3,428.0)	(3,425.6)	Cost of goods sold	(6,670.4)	(6,861.3)

1,188.6	1,172.1	Gross profit	2,317.1	2,388.0
25.7%	25.5%	Gross margin	25.8%	25.8%
(109.0)	(110.8)	Depreciation	(215.8)	(230.7)
(37.5)	(39.9)	Amortization of goodwill and intangibles	(74.4)	(78.8)
(815.9)	(831.7)	Salaries, miscellaneous goods and services, other operating income/ (expense)	(1,615.7)	(1,679.4)
17.7%	18.1%	Operating costs (excl. depreciation and amortization) % of sales	18.0%	18.2%

226.2	189.7	Operating profit	411.2	399.1
4.9%	4.1%	Operating margin	4.6%	4.3%
(81.1)	(85.5)	Financial income / (expense)	(163.7)	(178.9)

145.1	104.2	Profit before income taxes and exceptional items	247.5	220.2
(1.5)	(0.2)	Other income / (expense)	(0.9)	(1.6)
(3.2)	(83.7)	Exceptional income / (expense)	(109.2)	(116.4)

140.4	20.3	Profit before income taxes	137.4	102.2
(56.0)	(10.0)	Income taxes	(61.0)	(46.1)

—	—	Share in results of companies at equity	—	—

84.4	10.3	Net profit from consolidated companies	76.4	56.1
(2.5)	(1.0)	Minority interests	(2.5)	(0.5)

81.9	9.3	Net earnings	73.9	55.6

1.2046	1.1372	Average EUR exchange rate in USD	1.2273	1.1049

Earnings per Share

2nd Q 2004	2nd Q 2003	(in EUR)	1st H 2004	1st H 2003
1.57	1.13	Profit before income taxes and exceptional items	2.68	2.39
0.89	0.10	Net earnings	0.80	0.60
1.25	1.03	Earnings before goodwill and exceptionals	2.22	2.10

92,471,129	92,061,611	Weighted average number of shares	92,414,712	92,059,517
92,845,517	92,392,704	Number of shares outstanding at the end of the 2nd quarter (1)	92,845,517	92,392,704

(1)	In conjunction with stock option exercises, in the second quarter of 2004, Delhaize Group issued 107,930 new shares, repurchased 38,592 shares and released 23,392 shares from its treasury shares. Delhaize Group owned 329,887 treasury shares at the end of June 2004, when they were valued at EUR 42.05.

Earnings Reconciliation

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
81.9	9.3	Net earnings	73.9	55.6

		Add (subtract):
37.5	39.9	Amortization of goodwill and intangibles	74.4	78.8
(6.7)	(7.4)	Taxes and minority interests on amortization of goodwill and intangibles	(13.2)	(14.4)
3.2	83.7	Exceptional income / (expense)	109.2	116.4
(0.7)	(31.0)	Taxes and minority interests on exceptional income / (expense)	(39.3)	(43.4)

115.2	94.5	Earnings before goodwill and exceptionals	205.0	193.0

Balance Sheet

(in millions of EUR)	June 30, 2004	December 31, 2003	June 30, 2003
Assets
Fixed assets	7,087.6	7,097.3	7,514.4
Goodwill	2,879.4	2,886.7	3,031.4
Other intangible assets	866.0	901.1	1,018.5
Tangible assets	3,236.8	3,204.0	3,431.0
Financial assets	105.4 (1)	105.5	33.5
Current assets	2,810.9	2,421.8	2,692.1
Inventories	1,355.2	1,376.9	1,473.4
Receivables and other assets	604.8	572.9	597.5
Treasury shares	13.8	12.9	8.6
Cash and short-term investments	837.1	459.1	612.6
Total assets	9,898.5	9,519.1	10,206.5

Liabilities
Group equity	3,508.7	3,369.2	3,493.9
Shareholders’ equity	3,471.7	3,333.9	3,460.6
Minority interests	37.0	35.3	33.3
Provisions and deferred tax liabilities	698.4	660.0	749.4
Long-term debt	3,683.3	3,288.5	3,592.7
of which financial debt	3,664.2	3,272.6	3,577.2
Current liabilities	2,008.1	2,201.4	2,370.5
of which financial liabilities	114.4	277.8	464.2
Total liabilities	9,898.5	9,519.1	10,206.5

EUR exchange rate in USD	1.2155	1.2630	1.1427

(1)	Including EUR 61.7 million (USD 75.0 million) placed in a trust by Hannaford in 2003 to satisfy the remaining principal and interest payments due on a portion of its long-term debt.

Net Debt Reconciliation

(in millions of EUR)	June 30, 2004	December 31, 2003	June 30, 2003
Long term financial debt	3,664.2	3,272.6	3,577.2
Current financial liabilities	114.4	277.8	464.2
Trust funding	(61.7)	(66.7)	—
Cash and short-term investments	(837.1)	(459.1)	(612.6)

Net debt	2,879.8	3,024.6	3,428.8
Net debt to equity ratio	82.1%	89.8%	98.2%

Cash Flow Statement

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
		Operating activities
84.4	10.3	Income before minority interests	76.4	56.1
		Adjustments for
147.2	152.0	Depreciation and amortization	349.7	316.5
132.8	134.8	Income taxes and interest expenses	227.7	281.1
3.5	(1.9)	Other non-cash items	0.4	2.0
—	83.2	Change in accounting method	—	83.2
78.3	8.7	Changes in working capital requirement	56.0	12.5
(9.7)	(47.5)	Uses of provisions for liabilities and deferred taxation	10.0	(59.9)
(123.7)	(131.0)	Interests paid	(155.6)	(163.1)
(69.7)	(84.8)	Income taxes paid	(72.0)	(93.4)
243.1	123.8	Net cash provided by operating activities	492.6	435.0

		Investing activities
—	(0.2)	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	—	(0.2)
(102.6)	(105.8)	Purchase of tangible assets (capital expenditures)	(176.8)	(176.3)
(11.6)	(76.9)	Investment in debt securities	(27.1)	(76.9)
11.0	22.2	Other investing activities	20.8	26.4
(103.2)	(160.7)	Net cash used in investing activities	(183.1)	(227.0)

139.9	(36.9)	Cash flow before financing activities	309.5	208.0

		Financing activities
2.7	0.2	Proceeds from the exercise of share warrants and stock options	7.5	0.2
(1.5)	(0.3)	Treasury shares repurchased	(2.4)	(0.3)
282.7	81.0	Additions to (repayments of) long-term loans (net of direct financing costs)	276.5	71.7
5.3	—	Trust funding for senior notes, net of maturities	7.6	—
(166.2)	(22.6)	Additions to (repayments of) short-term loans	(168.1)	(53.2)
(95.0)	(83.1)	Dividend and Director’s remuneration paid (incl. dividend from subsidiaries to minority interest)	(95.0)	(83.1)

28.0	(24.8)	Net cash provided by (used in) financing activities	26.1	(64.7)

0.6	(10.8)	Effect of foreign exchange translation differences and change of scope of consolidation	13.4	(22.5)
168.5	(72.5)	Net increase in cash and cash equivalents	349.0	120.8
574.1	611.0	Cash & cash equivalents at beginning of period	393.6	417.7
742.6	538.5	Cash & cash equivalents at end of period (1)	742.6	538.5

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of June 30, 2004, an amount of EUR 94.5 million should be added representing investments in debt securities.

Free Cash Flow Reconciliation

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
243.1	123.8	Net cash provided by operating activities	492.6	435.0
(103.2)	(160.7)	Net cash used in investing activities	(183.1)	(227.0)
11.6	76.9	Investment in debt securities	27.1	76.9
(95.0)	(83.1)	Dividends and directors’ remuneration paid	(95.0)	(83.1)
56.5	(43.1)	Free cash flow (after dividend payments)	241.6	201.8

Organic Sales Growth Reconciliation

2nd Q 2004	2nd Q 2003%		(in millions of EUR)	1st H 2004	1st H 2003%
4,616.6	4,597.7	+0.4%	Sales	8,987.5	9,249.3	-2.8%
204.7	—	—	Effect of exchange rates	722.3	—	—
(81.1)	—	—	Harveys (1)	(159.8)	—	—
—	(15.3)	—	Shop N Save (1)	—	(31.5)	—

4,740.2	4,582.4	+3.4%	Organic sales growth	9,550.0	9,217.8	+3.6%

(1)	At 2003 exchange rates.

Adjusted EBITDA Reconciliation

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
81.9	9.3	Net earnings	73.9	55.6

		Add (subtract):
2.5	1.0	Minority interests	2.5	0.5
56.0	10.0	Income taxes	61.0	46.1
3.2	83.7	Exceptional income/(expense)	109.2	116.4
1.5	0.2	Other income/(expense)	0.9	1.6
81.1	85.5	Financial income/(expense)	163.7	178.9
109.0	110.8	Depreciation	215.8	230.7
37.5	39.9	Amortization of goodwill and intangibles	74.4	78.8

372.7	340.4	Adjusted EBITDA	701.4	708.6
8.1%	7.4%	As % of sales	7.8%	7.7%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2004			2nd Q 2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	4,616.6	204.7	4,821.3	4,597.7	+0.4%	+4.9%
Adjusted EBITDA	372.7	18.1	390.8	340.4	+9.5%	+14.8%
Operating profit	226.2	11.6	237.8	189.7	+19.3%	+25.4%
Net earnings	81.9	7.6	89.5	9.3	N/A	N/A
Net EPS	0.89	0.08	0.97	0.10	N/A	N/A
Earnings before goodwill and exceptionals	115.2	5.2	120.4	94.5	+22.0%	+27.4%
EPS before goodwill and exceptionals	1.25	0.05	1.30	1.03	+21.4%	+26.8%
Free cash flow	56.5	3.9	60.4	(43.1)	N/A	N/A

(in millions of EUR, except per share amounts)	1st H 2004			1st H 2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	8,987.5	722.3	9,709.8	9,249.3	-2.8%	+5.0%
Adjusted EBITDA	701.4	62.2	763.6	708.6	-1.0%	+7.8%
Operating profit	411.2	37.6	448.8	399.1	+3.0%	+12.5%
Net earnings	73.9	4.8	78.7	55.6	+32.9%	+41.4%
Net EPS	0.80	0.05	0.85	0.60	+32.4%	+40.9%
Earnings before goodwill and exceptionals	205.0	16.1	221.1	193.0	+6.2%	+14.5%
EPS before goodwill and exceptionals	2.22	0.17	2.39	2.10	+5.8%	+14.1%
Free cash flow	241.6	32.5	274.1	201.8	+19.7%	+35.8%

(in millions of EUR)	June 30, 2004			Dec 31, 2003	Change
Net debt	2,879.8	-86.5	2,793.3	3,024.6	-4.8%	-7.6%

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the half year consolidated accounts of Delhaize Group as at June 30, 2004. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the half year consolidated accounts as presented. - Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Press release – 2004 third quarter results November 10, 2004

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Operating expenses: salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, adjusted for a 53rd sales week in the U.S.

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Second Quarter Ended July 3, 2004

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks and 26 Weeks ended July 3, 2004 and June 28, 2003

(Dollars in thousands)

	13 Weeks July 3, 2004 (A)	13 Weeks June 28, 2003 (B)	26 Weeks July 3, 2004 (C)	26 Weeks June 28, 2003 (D)	A%	B%	C%	D%
Net sales and other revenues	$3,999,188	$3,743,232	$7,856,810	$7,371,629	100.00	100.00	100.00	100.00
Cost of goods sold	2,974,578	2,809,322	5,834,443	5,558,807	74.38	75.05	74.26	75.41
Selling and administrative expenses	804,376	751,123	1,593,924	1,490,406	20.11	20.07	20.29	20.22

Operating income	220,234	182,787	428,443	322,416	5.51	4.88	5.45	4.37
Interest expense	80,094	78,731	160,163	158,059	2.01	2.10	2.04	2.14

Income from continuing operations before income taxes	140,140	104,056	268,280	164,357	3.50	2.78	3.41	2.23
Provision for income taxes	51,752	37,878	102,721	59,580	1.29	1.01	1.30	0.81

Income from continuing operations	88,388	66,178	165,559	104,777	2.21	1.77	2.11	1.42
Loss from discontinued operations, net of tax	2,232	5,550	55,805	29,641	0.06	0.15	0.71	0.40

Income before cumulative effect of changes in accounting principle	86,156	60,628	109,754	75,136	2.15	1.62	1.40	1.02
Cumulative effect of changes in accounting principle, net of tax	—	—	—	10,946	0.00	0.00	0.00	0.15

Net income	$86,156	$60,628	$109,754	$64,190	2.15	1.62	1.40	0.87

Note: Cost of goods sold includes an initial $87.3 million (1.18% of sales) charge in the 26 weeks ended June 28, 2003 related to the conversion in inventory accounting from the retail method to average item cost method at the Food Lion and Kash n’ Karry banners.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of July 3, 2004 and January 3, 2004

(Dollars in thousands)	July 3, 2004	January 3, 2004
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$629,657	$313,629
Receivables, net	113,292	111,738
Receivable from affiliate	14,817	14,708
Inventories	1,144,722	1,203,487
Prepaid expenses	72,881	40,586
Deferred tax assets	—	26,491
Other assets	13,841	9,936

Total current assets	1,989,210	1,720,575

Property and equipment, net	2,889,151	2,980,455
Goodwill, net	2,893,431	2,895,541
Other intangibles, net	752,820	775,830
Reinsurance recoverable from affiliate	132,486	129,869
Other assets	151,484	170,741

Total assets	$8,808,582	$8,673,011

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$764,888	$751,122
Payable to affiliate	—	2,118
Accrued expenses	306,114	296,927
Capital lease obligations - current	36,637	35,686
Long term debt - current	17,116	13,036
Other liabilities - current	70,949	55,664
Deferred income taxes	1,007	—
Income taxes payable	13,481	1,154

Total current liabilities	1,210,192	1,155,707

Long-term debt	2,922,115	2,940,135
Capital lease obligations	671,931	685,852
Deferred income taxes	251,088	270,685
Other liabilities	301,184	274,918

Total liabilities	5,356,510	5,327,297

Shareholders’ equity:
Class A non-voting common stock	163,076	163,076
Class B voting common stock	37,736	37,736
Accumulated other comprehensive loss, net of tax	(60,315)	(62,901)
Additional paid-in capital, net of unearned compensation	2,475,162	2,474,412
Retained earnings	836,413	733,391

Total shareholders’ equity	3,452,072	3,345,714

Total liabilities and shareholders’ equity	$8,808,582	$8,673,011

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	26 Weeks 7/3/2004	26 Weeks 6/28/2003
Cash flows from operating activities
Net income	$109,754	$64,190
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	—	10,946
Change in accounting method	—	87,308
Provision for loss on disposal of discontinued operations	72,842	27,844
Streamline charges	—	2,346
Depreciation and amortization	230,577	220,186
Depreciation and amortization - discontinued operations	790	3,397
Amortization of debt fees/costs	996	977
Amortization of debt premium	622	483
Amortization of deferred loss on derivative	4,223	4,145
Amortization and termination of restricted shares	2,083	2,556
Accretion of escrow	(971)	—
Accrued interest on interest rate swap	814	(26)
Loss on disposals of property and capital lease terminations	1,776	1,991
Deferred income taxes provision (benefit)	6,296	(71,824)
Other	204	699
Changes in operating assets and liabilities which provided (used) cash :
Receivables	(1,554)	10,807
Net receivable from affiliate	(2,227)	(7,989)
Income tax receivable	—	6,036
Inventories	58,765	31,671
Prepaid expenses	(32,295)	(43,547)
Other assets	2,728	3,724
Accounts payable	13,766	(29,798)
Accrued expenses	7,246	25,054
Income taxes payable	14,201	22,893
Other liabilities	(14,524)	(21,520)

Total adjustments	366,358	288,359

Net cash provided by operating activities	476,112	352,549

Cash flows from investing activities
Capital expenditures	(143,116)	(141,911)
Proceeds from sale of property	11,235	4,771
Other investment activity	(4,219)	(2,885)

Net cash used in investing activities	(136,100)	(140,025)

Cash flows from financing activities
Principal payments on long-term debt	(8,899)	(13,413)
Principal payments under capital lease obligations	(17,360)	(15,598)
Taxes paid on capital contribution	—	(4,692)
Escrow funding of debt service requirements	10,341	—
Parent common stock repurchased	(9,090)	(649)
Tax payment for restricted shares vested	(852)	—
Proceeds from stock options exercised	1,876	248

Net cash used in financing activities	(23,984)	(34,104)

Net increase in cash and cash equivalents	316,028	178,420
Cash and cash equivalents at beginning of year	313,629	131,641

Cash and cash equivalents at end of period	$629,657	$310,061

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	16,865	15,437
Capitalized lease obligations terminated for store properties and equipment	485	843
Dividend to Delhaize Group and Detla in stock	—	109,944
Change in reinsurance recoverable and other liabilities	2,617	5,698
Reduction of taxes payable and goodwill for tax adjustment	1,874	—

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Second quarter ended		Year to Date
	July 3, 2004	June 28, 2003	July 3, 2004	June 28, 2003
Adjusted EBITDA (Dollars in millions):

Net income	$86.2	$60.6	$109.8	$64.2
Add (subtract):
Cumulative effect of change in accounting principle	—	—	—	10.9
Discontinued operations, net of tax	2.2	5.5	55.8	29.6
Income taxes	51.7	38.0	102.7	59.6
Interest expense	80.1	78.7	160.1	158.1
Depreciation	104.3	100.5	210.3	201.4
Amortization of intangible assets	10.1	9.4	20.3	18.8
LIFO expense	2.4	0.7	3.7	0.7

Adjusted EBITDA	$337.0	$293.4	$662.7	$543.3

As a percent of Delhaize America sales	8.4%	7.8%	8.4%	7.4%

EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):

Net income	$86.2	$60.6	$109.8	$64.2
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	—	10.9
Amortization of intangibles	6.3	5.8	12.6	11.7

Earnings before amortization and exceptional items	$92.5	$66.4	$122.4	$86.8

FREE CASH FLOW RECONCILIATION (Dollars in thousands):

Net cash provided by operating activities	$238,658	$104,404	$476,112	$352,549
Net cash used in investing activities	(80,016)	(80,754)	(136,100)	(140,025)
Less Dividends paid	—	—	—	—

Free cash flow	$158,642	$23,650	$340,012	$212,524

NET DEBT RECONCILIATION (Dollars in thousands):

Long-term debt			$2,922,115	$2,950,738
Capital lease obligations			671,931	676,613
Long-term debt current			17,116	25,223
Capital lease obligations -current			36,637	33,852
Cash and cash equivalents			(629,657)	(310,061)
Escrow funding for Senior Notes			(74,938)	—

Net debt			$2,943,204	$3,376,365

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	13	7	22	10
Stores acquired	0	0	0	0
Stores closed	4	2	44	46
Stores renovated	7	11	7	17

Total stores			1493	1449

Capital expenditures (dollars in millions)	$84.8	$83.3	$143.1	$141.9
Total square footage (in millions)			54.8	53.6
Square footage increase			2%	-1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 5, 2004	By:	/s/ Michael R. Waller
Michael R. Waller Executive Vice President